EXHIBIT 4.5

FOURTH AMENDMENT TO SECOND AMENDED AND RESTATED LOAN AGREEMENT

This FOURTH AMENDMENT TO SECOND AMENDED AND RESTATED LOAN AGREEMENT (the “Fourth Amendment”), is dated and effective as of September 30, 2016 (the “Effective Date”), and is by and among Whitney Bank, a Mississippi state chartered bank, (hereinafter “Bank”), PHI, Inc., formerly named Petroleum Helicopters, Inc. (hereinafter referred to as “PHI”), PHI Air Medical, L.L.C., (successor to Air Evac Services, Inc.), PHI Tech Services, Inc., (formerly named Evangeline Airmotive, Inc., and successor by merger with International Helicopter Transport, Inc.) (individually, collectively and interchangeably, the “Subsidiary Guarantors”, with PHI and the Subsidiary Guarantors individually, collectively and interchangeably referred to as the “Obligor”).

Recitals

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into a Second Amended and Restated Loan Agreement dated as of September 18, 2013 (as amended, the “Agreement”), pursuant to which Bank issued a Revolving Line of Credit (as defined therein) in the amount of $150,000,000.00 to PHI with a sublimit of $20,000,000.00 to be used to establish standby letters of credit but when issued reduces the amount available under the Revolving Line of Credit;

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into a First Amendment to the Second Amended and Restated Loan Agreement dated as of March 5, 2014 (the “First Amendment”) in order to amend the Agreement to allow for, among other things, the following: (i) the Tender Offer for the 2010 Notes; (ii) the Proposed Amendments to the 2010 Indenture; (iii) the offering and issuance of the 2014 Notes pursuant to the 2014 Indenture; (iv) the entering into of the 2014 Indenture; (v) the guarantees granted by the subsidiaries pursuant to the 2014 Indenture; and (vi) the offering and issuance of the Exchange Notes pursuant to the Exchange Offer (all capitalized terms used herein shall have the meaning attributed to them in the First Amendment);

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into a Second Amendment to the Second Amended and Restated Loan Agreement dated as of September 26, 2014 (the “Second Amendment”) in order to amend the Agreement to (i) extend the maturity date of the Revolving Line of Credit and (ii) provide that PHI may redeem, repurchase or retire any shares of its capital stock from its employees not to exceed $25,000,000.00 in the aggregate.

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into a Third Amendment to the Second Amended and Restated Loan Agreement dated as of September 25, 2015 (the “Third Amendment”) in order to amend the Agreement to extend the maturity date of the Revolving Line of Credit;

WHEREAS, PHI, Subsidiary Guarantors and Bank now desire to again extend the maturity date of the Revolving Line of Credit and make certain other changes further described herein;

NOW THEREFOR, for good and adequate consideration, the receipt of which is hereby acknowledged, PHI, the Subsidiary Guarantors and Bank do hereby amend the Loan Agreement as follows:

1.	As used herein, capitalized terms not defined herein shall have the meanings attributed to them in the Agreement.

2.	Section A(1) of the Agreement is hereby amended and restated as follows:

A.	THE LOAN OR LOANS. Provided all obligations of Obligor are timely performed in favor of Bank contained in this Agreement and in any other agreement, whether now existing or hereafter arising:

(1) Bank shall make available to PHI a secured revolving line of credit (the “Revolving Line of Credit” or the “Loan”) in the principal amount of ONE HUNDRED FIFTY MILLION AND NO/100 ($150,000,000.00) DOLLARS, that may be drawn upon by PHI on any business day of Bank during the period hereof until and including October 1, 2018, on at least one day’s telephonic notice to Bank. The Revolving Line of Credit shall be evidenced by a commercial note, payable to Bank (the “Note”) and shall contain additional terms and conditions and be identified with this Agreement.

3. The first sentence of Section C and Section C (1) of the Agreement are hereby amended and restated as follows:

C.	REPRESENTATIONS, WARRANTIES AND COVENANTS. PHI and the Subsidiary Guarantors, as applicable, represent, warrant and covenant to Bank that as of the date hereof and so long as the Loan shall be outstanding, except for matters that could not reasonably be expected to have a material adverse effect on PHI and its subsidiaries, taken as a whole:

(1)	Organization and Authorization. PHI is a Louisiana corporation which is duly organized, validly existing and in good standing under Louisiana law. PHI Air Medical, L.L.C. is a limited liability company organized under the laws of the State of Louisiana and is validly existing and in good standing under Louisiana law and is a wholly owned subsidiary of PHI. PHI Tech Services, Inc., is a Louisiana corporation which is duly organized, validly existing and in good standing under Louisiana law and is a wholly owned subsidiary of PHI. The execution, delivery and performance of this Agreement and all other documents delivered to Bank by PHI and the Subsidiary Guarantors, as applicable, have been duly authorized and do not violate their respective articles of incorporation, bylaws, articles of organization, operating agreements (or other governing documents), material contracts or any applicable law or regulations. PHI and PHI Air Medical, L.L.C. are each an air carrier certificated under 49 U.S.C. 44705 and shall comply with all rules and regulations of the Federal Aviation Association. If PHI Tech Services, Inc. becomes an air carrier certificated under 49 U.S.C. 44705 or if any other subsidiary of PHI becomes an air carrier certificated under 49 U.S.C. 44705, PHI shall promptly notify Bank and cause such subsidiary to execute a new security agreement encumbering its Parts (as such term is hereinafter defined) listing the location of the Parts in a format sufficient for filing with the Federal Aviation Association.

4. Section C (6) of the Agreement is hereby amended to (i) delete “and” at the end of subsection (e), (ii) amend and restate subsection (f) in its entirety and (iii) add a new subsection (g) as follows:

(6) Financial Information.

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(f)	as soon as available, but in any event within forty-five (45) days after the end of each quarter of the fiscal year of PHI, PHI shall provide to Bank evidence of its Short Term Investments, with such evidence to consist of brokerage statements and bank accounts statements and other documentation reasonably acceptable to Bank; and

(g)	from time to time, such other information as Bank may reasonably request.

5. Section C (8) of the Agreement is hereby amended to amend and restate (i) subsection (b) and (ii) subsection (d) as follows:

(8) Financial Covenants and Ratios.

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(b)	Net Funded Debt/Net Worth Ratio. PHI will not at any time permit the ratio of Net Funded Debt to PHI’s consolidated net worth to be more than 1.50 to 1.00.

Net Funded Debt shall mean all indebtedness owed to Bank under this Agreement plus the amount of any capital or operating leases entered into by PHI and/or any of its subsidiaries and any other monetary obligation payable over time less Eligible Investments.

Eligible Investments shall mean the aggregate amount of Short Term Investments of PHI and/or any of its subsidiaries which (i) exceed the sum of $25,000,000.00 and (ii) are not subject to a lien, privilege, pledge or security interest in favor of any secured creditor and/or are not pledged in connection with the issuance of any stand-by letters of credit on behalf of PHI and/or any of its subsidiaries.

Short Term Investments shall mean (a) cash, (b) demand or interest-bearing deposits and certificates of deposits held in the United States where such funds are held with financial institutions that have (i) capital and surplus of not less than $100,000,000.00 or (ii) are fully FDIC-insured, (c) direct obligations of the United States of America which have a maturity of less than two years, (d) commercial paper and corporate bonds, rated at least “P-1” or a long term rating consistent thereto (Aaa to A3, as applicable) by Moody’s Investor Service, Inc. or “A-1” by Standard & Poor’s Corporation which have a maturity of less than two years, and/or (e) mutual funds or money market funds managed by any nationally recognized investment advisor that has at least $250,000,000.00 under management.

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(d)	Fixed Charge Coverage Ratio. PHI shall not at any time permit the ratio, calculated quarterly on a trailing twelve month basis over the life of the Revolving Line of Credit, of Cash Flow divided by Fixed Charges to be less than 1.10 to 1.00. This covenant shall only be tested when the total of all Short Term Investments are less than $150,000,000.00 at the end of any fiscal quarter of PHI.

Cash Flow shall mean the consolidated net income of PHI and its subsidiaries during such period plus to the extent deducted in determining net income, all provisions for any federal, state, local and/or international income taxes plus all interest, depreciation, amortization and rental or lease expenses (including any rent or other payments for capital leases and other leases (in the event such capital leases or other leases are treated differently than operating leases by GAAP)) and all other non-cash items of expense of PHI and its subsidiaries during such period.

Fixed Charges shall mean during such period the sum of (i) the aggregate amount of all principal payments contractually due during such period, including any due during such period on any long term debt of PHI and its subsidiaries, (ii) all interest contractually due during such period on any obligation of PHI and its subsidiaries, (iii) all expenses and rent owed during such period under any lease entered into by PHI and its subsidiaries (including but not limited to capital leases in the event such capital leases are treated differently than operating leases by GAAP), (iv) all capital expenditures incurred by PHI and its subsidiaries during such period to maintain its assets, including all of its aircrafts (excluding all capital expenditures to acquire new aircrafts and those which are acquired as a result of the exercise of a lease purchase option of aircraft contained in any lease by PHI and its subsidiaries), provided however such capital expenditures shall be deemed to be not less than fifty (50%) percent of the consolidated depreciation expenses of PHI and its subsidiaries; and (v) all federal, state, local, municipal and international charges or assessments incurred against the consolidated income, revenue, or assets of PHI and its subsidiaries and shall include all cash income taxes and franchise taxes.

6. Section C (9) of the Agreement is hereby amended and restated as follows:

(9) Mergers, etc. Without the prior written consent of Bank, Obligor shall not consolidate with, or merge into, any other corporation, or permit any other corporation to merge into it, or sell or lease all, or substantially all, of its assets or acquire all or a substantial part of the assets or capital stock of any other partnership, firm or corporation, or enter into any other transaction that would substantially alter the balance sheet of PHI. Obligor will not permit any material changes to be made in the character of its business as carried on at the date of this Agreement.

7. Section C (12) and (14) through and including (16) of the Agreement are hereby amended to provide that the term “PHI” is restated to be “Obligor”, whenever it is used in such subsections.

8. Section G of the Agreement is hereby amended to amend and restate the definition of LIBOR as follows:

“LIBOR” shall mean the One Month London InterBank Offered Rate in U.S. Dollars as calculated and published by the Intercontinental Exchange Benchmark Administration Ltd. (“ICE,” or the successor thereto if ICE is no longer making a London Interbank Offered Rate available) and in effect on the first day of each calendar month. The One Month ICE LIBOR shall be obtained by Bank from an intermediary rate reporting source such as Bloomberg, L.P. or other authoritative rate reporting source as selected by Bank, and is based on an average of interbank offered rates for one month deposits in U.S. Dollars based on quotes from designated banks in the London market. Notwithstanding anything in this Agreement to the contrary, if the One Month ICE LIBOR as reported by Bloomberg, L.P or other rate reporting source is less than zero, then it shall be deemed to be zero percent (0.0%). The initial interest rate based on the One Month ICE LIBOR shall be determined as of September 1, 2016. LIBOR shall be adjusted on the first day of each calendar month. LIBOR is not necessarily the lowest rate charged by Bank for any particular class of borrowers or credit extensions. PHI understands that Bank may make loans based on other rates as well. If LIBOR becomes unavailable during the term of this Note, Bank may designate a substitute index by notice to Borrower. PHI may obtain the current LIBOR from Bank upon PHI’s request. Bank’s determination of LIBOR shall be conclusive absent demonstrable error.

9. Section I (3) and (5) of the Agreement is amended to provide that the term “PHI” is restated to be “Obligor”.

10. Section J (2) of the Agreement is amended and restated as follows:

(2) The failure of Obligor to observe or perform promptly when due any covenant, agreement or obligation due to Bank under this Agreement or any other security agreement, note or other agreement between Obligor and Bank, including but not limited to any default, Default, event of default or Event of Default (as defined under the applicable document);

11. The Agreement is amended to add a Section N as follows:

N.	NOTICES. All notices and other communications provided for in this Agreement and the other Loan Documents to which Obligor is a party shall be given in writing and made by telecopy or mailed by certified mail return receipt requested, or delivered to the intended recipient as specified below; or, as to any party at such other address as shall be designated by such party in a notice to the other party given in accordance with this section.

If to Obligor:	PHI, Inc.
Attn. Trudy P. McConnaughhay
Chief Financial Officer
2001 SE Evangeline Thruway
Lafayette, LA 70508-2156
Fax (337) ____________

If to Bank:	Whitney Bank
Attn. Elder Gwin,
Vice President
228 St. Charles Avenue
New Orleans, LA 70130
Fax (504) 586-3409

Except as otherwise provided in this Agreement, all such communications shall be deemed to have been duly given when transmitted by telecopy, subject to mechanical confirmation of receipt, or when personally delivered or, in the case of a mailed notice, when duly deposited in the mails, in each case given or addressed as aforesaid.

12. In connection with the foregoing and only in connection with the foregoing, the Agreement is hereby amended, but in all other respects all of the terms and conditions of the Agreement and all collateral documents, security agreements and guaranties (the “Collateral Documents”) remain unaffected. Obligor agrees that this Fourth Amendment amends, modifies and confirms the Agreement but is not a novation of any of its terms.

13. PHI and the Subsidiary Guarantors acknowledge and agree that this Fourth Amendment shall not constitute a waiver of any default(s) under the Agreement, the Collateral Documents or any documents executed in connection therewith, all of Bank’s rights and remedies being preserved and maintained. As of the Effective Date, PHI and the Subsidiary Guarantors hereby represent and warrant to Bank that (i) no default has occurred under the Agreement and there has not occurred any condition, event or act which constitutes, or with notice or lapse of time (or both) would constitute, a Default under the Agreement, (ii) all representations and warranties contained in the Agreement remain true and correct in all material respects, and (iii) all covenants contained in the Agreement have been timely and completely performed, except as same may have been waived in writing by Bank. PHI further acknowledges that the consents of the Bank to the acts of PHI, as provided herein, are conditioned upon such acts not creating a Default under the Agreement, as amended hereby. PHI and the Subsidiary Guarantors further acknowledge that the Collateral Documents, including but not limited to the Subsidiary Guaranties, remain in full force and effect and continue to secure the payment and performance of all obligations of PHI to Bank, including but not limited to the Revolving Line of Credit, whether presenting existing or in the future, in accordance with their terms.

14. This Fourth Amendment may be executed in two or more counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, this Fourth Amendment is executed as of the Effective Date.

PHI, INC.		WHITNEY BANK

By:	/s/ Trudy P. McConnaughhay	By:	/s/ H. Elder Gwin
	Trudy P. McConnaughhay		H. Elder Gwin
	Title: Chief Financial Officer		Title: Vice President

SUBSIDIARY GUARANTORS:

PHI Air Medical, L.L.C.

By:	/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay
Title: Manager

PHI TECH SERVICES, INC.

By:	/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay
Title: Vice-President